

06003298

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 2/25

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 21 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokerbank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Avenue, Ste. 513
(No. and Street)

Eden Prairie, (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wright 952 943-3925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr. Ste 700 (Address) Minneapolis, (City) MN (State) 55437 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/11/06

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokerbank Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NANCY L. WEFEL
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INC.

Table of Contents


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Stockholders and Board of Directors
Brokerbank Securities, Inc.
Eden Prairie, Minnesota

We have audited the accompanying statement of financial position of **Brokerbank Securities, Inc.** as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Brokerbank Securities, Inc.** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
January 20, 2006

BROKERBANK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	See Note		12/31/2005		12/31/2004
ASSETS			$ US		$ US
Current Assets					
Cash		$72,851		$39,155	
Other Prepaid Expenses		$1,340		$892	
Total		$74,191	$74,191	$40,046	$40,046
Fixed Assets					
Computer Equipment - net	1		$8,300		$7,154
Other			$0		$129
Other - Receivables From Related Parties	5		$634		$0
Deposits			$1,264		$2,114
TOTAL ASSETS			**$84,389**		**$49,443**
LIABILITIES & EQUITY			$ US		$ US
Current Liabilities					
Accounts Payable		$4,339		$2,839	
Dividends Payable		$263		$0	
Payroll Related		$8,675		$9,890	
Issuer Deposit		$25,000		$0	
Total		$38,277	$38,277	$12,729	$12,729
Equity					
Common Shares, authorized 10,000,000 shares, $.01 par value (5,172,300 shares issued and outstanding)		$51,723		$51,723	
Retained Earnings (Accumulated Deficit)		-$5,611		-$15,009	
Total		$46,112	$46,112	$36,713	$36,713
TOTAL LIABILITIES & EQUITY			**$84,389**		**$49,443**

The accompanying notes are an integral part of these financial statements.

BROKERBANK SECURITIES, INC.
STATEMENTS OF OPERATIONS

		1-1-2005 to 12-31-2005 $ US		1-1-2004 to 12-31-2004 $ US
Revenue				
Commissions		**$206,054**		**$36,435**
Other		**$1,002**		**$0**
Total Revenue		**$207,056**		**$36,435**
Expenses				
Compensation Related	$139,651		$28,135	
Occupancy	$16,066		$6,338	
Communications	$8,685		$3,621	
Regulatory Related	$1,956		$3,277	
Other	$24,786		$6,771	
Total Expenses	$191,144	**$191,144**	$48,142	**$48,142**
Net Income (Loss) for the year		**$15,912**		**-$11,707**

The accompanying notes are an integral part of these financial statements.

BROKERBANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS

		1-1-2005 to 12-31-2005 $ US		1-1-2004 to 12-31-2004 $ US
Operating Activities				
Net Income (Loss) for the year	$15,912		-$11,707	
Adjustments to reconcile loss for the year to cash provided by operations:				
Depreciation expense	$2,633		$1,643	
Loss on disposition of fixed assets	$119			
Accounts payable	$1,500		$2,839	
Payroll related	-$1,215		$9,890	
Issuer Deposit	$25,000		$0	
Deposits and other	$400		-$2,005	
Subtotal	$44,349	**$44,349**	$660	**$660**
Investing Activities				
Equipment Purchases	-$3,769		-$3,278	
Advances to related parties	-$634		$0	
Subtotal	-$4,403	**-$4,403**	**-$3,278**	**-$3,278**
Financing Activities				
Common Shares	$0		$40,163	
Dividends Paid	-$6,250		$0	
Subtotal	-$6,250	**-$6,250**	$40,163	**$40,163**
Net cash increase for the year		$33,696		$37,545
Cash at the beginning of the year		$39,155		$1,610
Cash at the end of the year		**$72,851**		**$39,155**

A fixed asset was exchanged at cost for shares in 2004 for $ 2,155

The accompanying notes are an integral part of these financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	2005	2004
Equity - beginning of the year - 1-1	**$36,713**	**$6,102**
Add Shareholder Subscription	$0	$42,318
Net Income (Loss) for the year	$15,912	-$11,707
Dividends	-$6,513	$0
Equity - end of the year - 12-31	**$46,112**	**$36,713**

The accompanying notes are an integral part of these financial statements.

General -- BrokerBank Securities, Inc. is a Minnesota-based C Corporation that conducts its business using a K(2) (I) exempti as a securities broker-dealer and is a Member Firm of the National Association of Securities Dealers (NASD). The firm receive permission to operate as a Member Firm with restrictions as outlined in its Membership Agreement in May of 2004 and as am in September of 2005. The firm does not and may not acquire, hold or trade a securities inventory, nor does it trade for its own account. It acts solely as a broker of private placement securities pursuant to the rules of SEC Regulation D, Sections 501 to 5 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The firm's Financial Statements are presented using the Accrual Basis of Accounting in accordance with U.S. Generally Accep Accounting Principles. In addition, the financial presentation has been laid out to conform with the United States Securities ar Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

The Corporation has a December 31, year end. 2004 was the first year of operations for the company.

Accounting Policies

The company uses the accrual basis for the accounting of its financial activities. Revenues and expenses are matched in the applicable period to which the activity occurs.

Property and Equipment -- Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

Recognition of Revenue -- commission revenue is recorded if the period in which is earned. This is consistent with the accrual method of accounting.

Income Taxes -- Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provision of SFAS 109, "Accounting for Income Taxes".

Use of Accounting Estimates

The preparation of financial estimates in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, adjustments applied to estimated amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

NOTES TO FINANCIAL STATEMENTS

1	**Fixed Assets**	**2005**	**2004**
	Computer Equipment	$12,507	$8,737
	Accumulated Depreciation - computer	-$4,207	-$1,583
	Telephone Equipment	$0	$188
	Accumulated Depreciation - telephone	$0	-$59
	Total	**$8,300**	**$7,283**

Total depreciation expense in 2005 was $ 2,633, and in 2004 was $ 1,643.

2 Net Capital Requirement

BrokerBank Securities, Inc. (BBSI) is a Member Firm of the National Association of Securities Dealers (NASD) and due to the limited scope of its' securities activities, has claimed a k (2)(i) exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3. Under a k(2)(i) exemption, BBSI must maintain net capital of not less than $ 5,000. As a December 31, 2005 and 2004, BBSI's net capital was as follows:

	2005	**2004**
GAAP Shareholders Equity 12-31	**$46,112**	**$36,713**
Less - Nonallowable assets	$11,538	$10,288
Net Capital for SEC Rule 15c3-3	**$34,574**	**$26,425**
Minimum Net Capital Required	$5,000	$5,000
Excess Net Capital	**$29,574**	**$21,425**

3	**Occupancy**	**$16,066**	**$6,338**

The company currently has an offices services agreement with its landlord that renews on September 1, 2007 The current agreement terminates on August 31, 2007. Minimum payments per month under this agreement are $ 1,312.50. Obligations for 2006 and 2007 are $15,750 and $10,500, respectively, for a total of $26,250.

4	Other Expenses	2005	2004
	Audit Fees	$5,985	$240
	Automobile Expense	$1,227	$150
	Continuing Education	$0	$327
	Depreciation	$2,633	$1,643
	Dues and Subscriptions	$80	$147
	Insurance	$369	$369
	Interest Expense	$41	$58
	Licenses and Permits	$0	$64
	Marketing Costs	$1,199	$550
	News Services	$0	$34
	Office Supplies	$2,250	$775
	Paychex Payroll Expense	$670	$181
	Postage	$869	$553
	Printing and Reproduction	$18	$114
	Professional Development	$1,260	$558
	Recruiting	$201	$154
	Usage Taxes	$0	$163
	Travel and Entertainment	$7,057	$387
	Miscellaneous	$927	$306
	Total	**$24,786**	**$6,771**

5 Related Party Transactions

The company has commenced the establishment of several securities and non-securities related entities. Web-site reservation names and incorporation fees expenses have been incurred to date. These are expected to be reimbursed during the year ended December 31, 2006.

During 2005 and 2004, the majority shareholder of the company, who was also the Chief Executive Officer, opted to receive partial compensation in the form of cash dividends as opposed to salary and bonuses. This was undertaken to maintain an appropriate level of net capital in the company.

6 **Income Taxes**

The company had a net operating loss carry forward of approximately $1,000 as of December 31, 2005. Deferred tax assets consisted of the following:

	2005	2004
Deferred Tax Asset	$200	$5,000
Valuation allowance	-200	-5,000
	$ -	$ -

7 **Subsequent Event**

During January 2006, a common share dividend was declared and paid to shareholders for approximatel $1,500.

BROKERBANK SECURITIES, INC.

SUPPLEMENTARY INFORMATION

BROKERBANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS – SCHEDULE I
DECEMBER 31, 2005

GAAP Shareholders Equity 12-31	**$46,112**
Less - Nonallowable assets	$11,538
Net Capital for SEC Rule 15c3-3	**$34,574**
Minimum Net Capital Required	$5,000
Excess Net Capital	**$29,574**

BROKERBANK SECURITIES, INC.
RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT – SCHEDULE II
DECEMBER 31, 2005

Net capital, per FOCUS report	$	34,837
Audit adjustments		(263)
Net capital, as adjusted	$	34,574

BROKERBANK SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION – SCHEDULE III
DECEMBER 31, 2005

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

BROKERBANK SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION – SCHEDULE IV
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Stockholders and Board of Directors
Brokerbank Securities, Inc.
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Brokerbank Securities, Inc.** (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
January 20, 2006